

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

August 14, 2007

Mr. Craig Owens
Chief Financial Officer
Etablissements Delhaize Freres et Cie "Le Lion" (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels, Belgium

> **RE:** **Etablissements Delhaize Freres et Cie "Le Lion" (Groupe Delhaize)**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **File No. 333-13302**

Dear Mr. Owens:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief